No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) notified you that all the proposals were approved at the 97th Ordinary General Meeting of Shareholders of the Company held on June 23, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 23, 2021

This document is a translation from the Japanese original Notice of Resolutions passed by the 97th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 23, 2021

To Our Shareholders,

Notice of Resolutions passed by

the 97th Ordinary General Meeting of Shareholders

This is to notify you that the matters below were reported and resolved at the 97th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) held today.

Yours sincerely,

Toshihiro Mibe
Director,
President and
Representative Executive Officer

Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021)

2.	The Results of the Audit of the Consolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021) by the Independent Auditors and the Audit and Supervisory Committee.

Matter resolved:

FIRST ITEM: Partial Amendments to the Articles of Incorporation

The proposal was approved in its original form, and the main contents of the amendments are as follows:

(1) Transition to a company with three committees

The Company made amendments to the Articles of Incorporation, including the establishment of new provisions concerning the Nominating Committee, Audit Committee, Compensation Committee, and Executive Officers, the deletion of provisions concerning Audit and Supervisory Committee Members and the Audit and Supervisory Committee, and other necessary amendments, with transition to a company with three committees.

(2) Introduction of measures for providing reference materials, etc. for the general meeting of shareholders in electronic format

The Company made necessary amendments to the Articles of Incorporation with introducing measures for providing reference materials, etc. for the general meeting of shareholders in an electronic format.

(3) Change in frequency of distributions of dividends

The Company made necessary amendments to the Articles of Incorporation with changing the frequency of the distribution of dividends to twice a year (an interim and a year-end dividend).

(4) Other general amendments

The Company reorganized the article numbering to accommodate the newly established and deleted articles, as well as made other necessary amendments.

Please refer following website of the Company for the Article of Incorporation which has been amended:

https://global.honda/investors/stock_bond/regulations.html

SECOND ITEM: Election of Eleven (11) Directors

The proposal was approved in its original form, and seven (7) Directors were re-elected: Messrs. Toshiaki Mikoshiba, Toshihiro Mibe, Seiji Kuraishi, Kohei Takeuchi, Masafumi Suzuki, Kunihiko Sakai and Fumiya Kokubu. Four (4) Directors were newly elected: Ms. Asako Suzuki, Messrs. Yoichiro Ogawa, Kazuhiro Higashi and Ms. Ryoko Nagata. They have all assumed their posts.

Please refer to the following website of the Company for the detail of the composition of the executives:

About > Company Overview > Executives of Honda Motor Co., Ltd.

[URL] https://global.honda/about/profile.html